THELEN REID & PRIEST LLP
                                                                Attorneys at Law
                                                       -------------------------

                                                                875 Third Avenue
                                                         New York, NY 10022-6225

                                                               Tel. 212.603.2000
                                                               Fax  212.603.2001

                                                              www.thelenreid.com


                                                          January 18, 2006


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

     Re:  MTM Technologies, Inc.
          Registration Statement No. 333-128434

Dear Sirs and Madams:

     On behalf of our client, MTM Technologies, Inc. (the "Company"), we are transmitting herewith an amended Registration Statement on Form S-3 of the Company ("Amendment No.2").

     The Company's response to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in the letter of Barbara C. Jacobs, Assistant Director, dated November 22, 2005 (the "Comment Letter") (numbered in accordance with the numbering sequence contain in the Comment Letter) is as follows:

     1. A description of the additional pending offering has been added to the front page of the prospectus.

     2. Revised disclosure with respect to the Centennial entities and Caribou has been provided on pages 24 and 25.

     3. The requested disclosure with respect to Northwest Equity Partners VII has been provided on pages 24 and 25.

     4. The Company has not experienced any change in its internal control over financial reporting that has materially affected, or is reasonably likely to materially affect the Company's internal control for the quarterly periods ended June 30, 2005 and September 30, 2005. The Company notes this comment with respect to preparing subsequent reports.

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the above referenced registration statement be declared effective on January 19, 2006, or as soon thereafter as practicable.

     The Company acknowledges that:

     1. should the Securities and Exchange Commission (Commission) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

VIA EDGAR
January 18, 2006
Page 2


     3. the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Kindly direct any comments you may have regarding the revised Registration Statement to the undersigned (direct dial: (212) 603-2361; fax: (212) 829-2078).

     Thank you for your attention to this matter.

                                                  Kind Regards,

                                                  /s/ Tammy Fudem

                                                  Tammy Fudem

cc:  John Kohler
     Ann Gill